SCHEDULE A
To the
Phase II Fee Waiver Agreement
(effective October [ ], 2023)

Fund	Class	Expense Limit (based on percentage of the average daily net assets)
Aristotle International Equity Fund	Class I-2	0.80%
Aristotle Value Equity Fund	Class I-2	0.69%
Aristotle/Saul Global Equity Fund	Class I-2	0.80%
Aristotle High Income Fund	Class I-2	0.62%
Aristotle Core Equity Fund	Class I-2	0.65%
Aristotle Small Cap Equity Fund	Class I-2 Class I-3	0.90% 0.90%